SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2012

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR CRITICISES PALTRY AER LINGUS DIVIDEND AS AN INSULT TO IRISH GOVT

Ryanair, Ireland's favourite airline, today (4 May) welcomed Aer Lingus's decision to pay shareholders a dividend, which highlighted the Govt's continuing control over the Board and policies of Aer Lingus.  Ryanair's call for a dividend over the past three years were repeatedly ignored and Ryanair was prevented from tabling a request for a dividend at last year's AGM, yet within weeks of Minister Leo Varadkar calling for a dividend, the Board of Aer Lingus has done as he requested and declared one.

However, Ryanair condemned the proposed 3c per share dividend (€15.9m) as paltry and an insult to Minister Varadkar from a company with a gross cash pile of over €1bn and net cash balances of over €400m.  The Irish Govt will receive a dividend of less that €4m from Aer Lingus which will make no difference whatsoever to Govt finances.

Ryanair's Stephen McNamara said

"Aer Lingus could easily afford a dividend of €50m which would generate €12.5m for Minister Varadkar while still leaving Aer Lingus with almost €1bn of gross cash, which the airline doesn't need since it has no aircraft orders, no material capital expenditures and no expansion plans.  Today's dividend of 3c per share is an insult to Minister Varadkar and the Irish Govt."

Stephen McNamara                            Joe Carmody
Ryanair Ltd                                          Edelman
Tel: +353-1-8121212                         Tel. +353-1-6789333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 04 May, 2012

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary